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INVESTORS

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GABELLI.COM

April 2, 2015

Mr. Vincent C. Byrd
Chairman and Presiding Director of the Compensation Committee of the Board
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Dear Vince:

I write to you as the Chairman of the Compensation Committee of the Board of Directors of Myers Industries, Inc. to urge further consideration by the Compensation Committee of the report prepared by its outside consultant.

Along these lines, I would also like to understand a little more about the "claw back" comments in this year's proxy statement.

I believe it is in everyone's best interest that shareholders are given more clarity on this issue now before they vote on it at the upcoming meeting. Accordingly, I would rather ask again than wait to raise the question at the annual meeting.

Thanking you in advance.

With best wishes, I am

Sincerely,



Mario J. Gabelli

MJG:bd